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SECURIT͟ ͟ ͟)N
06007990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8͟65843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Gabelli Securities, LLC_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1 BATTERY PARK PLAZA, 26TH FLOOR___

(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MOORE STEPHENS P.C.___

(Name – *if individual, state last, first, middle name*)

708 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ STEPHEN GARROW _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ GAVEKAL SECURITIES LLC _____ , as

of _____ MARCH 20 _____, 20 __06__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

$C \in o$

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAVEKAL SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

GaveKal Securities LLC

CONTENTS



MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS

To the Members
GaveKal Securities LLC

We have audited the accompanying statement of financial condition of GaveKal Securities LLC ("the Company") as of December 31, 2005, and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GaveKal Securities LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 9, 2006



An independently owned and operated member
of Moore Stephens North America, Inc.
a member of Moore Stephens International Limited -
members in principal cities throughout the world

NEW YORK OFFICE   708 THIRD AVE., NEW YORK, NY 10017-4109   TEL 212 682-1234   FAX 212 687-8846   WWW.MOORE-CPA.COM
Member of the American Institute of Certified Public Accountants SEC and Private Companies Practice Sections

GaveKal Securities LLC
Statement of Financial Condition
December 31, 2005

ASSETS

ASSETS
Cash and cash equivalents	$	379,158
Receivable from broker-dealers		69,036
	$	448,194

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES
Accounts payable and accrued expenses	$	27,158
Total Liabilities		27,158
MEMBERS' CAPITAL		421,036
	$	448,194

-

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC
Statement of Income
For the Year Ended December 31, 2005

REVENUE

Commission income	$	1,753,869
Interest income		10,200
		1,764,069

EXPENSES

Commissions and floor brokerage		342,634
Market data		35,170
Professional fees		31,611
Other operating expenses		4,955
		414,370
NET INCOME	$	1,349,699

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2005

Members' Capital balance at January 1, 2004	$	721,635
Net income		1,349,699
Distributions to members		(1,650,298)
Members' Capital balance at December 31, 2005	$	421,036

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Changes in Liabilities

Subordinated Claims to General Creditors

For the Year Ended December 31, 2005

Subordinated Liabilities at January 1, 2005	$	0
Increases		0
Decreases		0
Subordinated Liabilities at December 31, 2005	$	0

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,349,699
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in operating assets and liabilities	
Decrease (Increase) in operating assets:	
Due from broker-dealers	43,563
Increase (Decrease) in operating liabilites:	
Accounts payable and accrued expenses	15,158
Net Cash Provided by Operating Activities	1,408,420
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(1,650,298)
Net Cash Used in Financing Activities	(1,650,298)
NET DECREASE IN CASH	(241,878)
CASH AND CASH EQUIVALENTS, beginning of year	621,036
CASH AND CASH EQUIVALENTS, end of year	$ 379,158
Suplemental Disclosure of Cash Flow Information:	
Interest Paid	$ 0
Taxes Paid	$ 0

The accompanying notes are an integral part of these financial statements.

1.   THE COMPANY

The Company was organized as a limited liability company in February, 2003. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") to act as a broker-dealer and does not carry customer accounts. The Company is a subsidiary of Wolfpit Holdings (USA), Inc.

The Company provides proprietary research and securities brokerage services to a variety of institutional clients.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.   Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a partnership whereby payment of federal and state income taxes is the responsibility of the individual members.

c.   Commission Revenue

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d.   Cash Equivalents

The Company classifies investments with maturity dates of three months or less when purchased as cash equivalents. The Company did not hold any cash equivalents at December 31, 2005.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital of $399,849 was $394,849 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 at December 31, 2005.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No.107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments, which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, receivables from broker-dealers, accounts payable and accrued expenses, it is assumed that the carrying amount approximates fair value because of the near term maturities of such instruments.

5. CREDIT/CONCENTRATION RISKS

    a. The Company maintains balances in financial institutions which exceed the maximum level of insurance provided by Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). At December 31, 2005, such excess amounted to approximately $279,000.

    b. The Company does not require collateral or other security to support financial instruments subject to credit risk.

    c. In 2005, the Company derived approximately $451,000 (26%) and $167,000 (10%) of commissions from two clients.

6. RELATED PARTY TRANSACTIONS

An entity, affiliated with the Company through common ownership, provided trading, brokerage and other related services on behalf of the Company through September 30, 2005. The total amount paid for these services and charged to operations was approximately $209,200. Effective September 30, 2005, the affiliate withdrew its registration as a broker-dealer. The brokerage activities were transferred to another related party for the remainder of the year. The total amount paid for these services and charged to operations was approximately $133,500. This related party employs the president of GaveKal Securities, LLC.

The receivable from the related party at December 31, 2005 consists primarily of commissions earned by the Company on securities transactions of approximately $42,000.

7. SUBSEQUENT EVENT

In February 2006, the Company distributed approximately $320,000 to its members.

GaveKal Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

NET CAPITAL

Total members' capital	421,036
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	
Total Capital and Subordinated Liabilities	421,036
Deductions and/or charges:	
	(21,187)
Net Capital Before Haircuts on Securities Positions	399,849
Haircuts on securities	0
Net Capital	399,849

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	27,158
Total Aggregate Indebtedness	27,158

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	
A. Based on aggregate indebtedness	1,811
B. Based on minimum dollar requirement	5,000
Net Capital Requirement (greater of A or B)	5,000
Excess net capital	394,849
Excess net capital at 1000%	397,133
Ratio: Aggregate indebtedness to net capital	0.07

Note: There are no material differences between this
computation and the Company's corresponding computation
included in the unaudited Focus Report Part IIA filing as of
December 31, 2005

GaveKal Securities LLC

Statement Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2005

The Company, pursuant to Regulation 240.15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from the reporting requirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.



REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
GaveKal Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of GaveKal Securities LLC, (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



An independently owned and operated member of Moore Stephens North America, Inc. a member of Moore Stephens International Limited - members in principal cities throughout the world

NEW YORK OFFICE 708 THIRD AVE., NEW YORK, NY 10017-4109 TEL 212 682-1234 FAX 212 687-8846 WWW.MOORE-CPA.COM
Member of the American Institute of Certified Public Accountants SEC and Private Companies Practice Sections

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 9, 2006